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                     [LETTERHEAD OF O'MELVENY & MYERS LLP]


                                   February
                                   20th
                                   1998


(202) 383-5110                                                       543,627-028


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Edgar Policy Department

       Re: New Marriott MI, Inc. Filing on Form 10 -- Request for Removal of Filing Using Incorrect CIK/CCC Codes

Dear Sir or Madam:

            On February 13, 1998, Marriott International, Inc., a Delaware corporation (the "Company"), filed its Definitive Proxy Statement relating to a special meeting of stockholders of the Company to be held on March 17, 1998 to enable such stockholders to vote on the spinoff from the Company (to be renamed "Sodexho Marriott Services, Inc.") of its subsidiary, New Marriott MI, Inc. (to be renamed "Marriott International, Inc."), the acquisition by the Company of the North American operations of Sodexho Alliance, S.A., a French company, and certain related transactions. The Definitive Proxy Statement was also incorporated in a Form 10 Registration Statement of New Marriott MI, Inc. which was to be filed by New Marriott MI, Inc. in order to register the two classes of its common stock to be issued and distributed to stockholders of the Company in connection with the Transactions.

            The Form 10 filing was prepared for printing at the offices of R.R. Donnelley Financial, which acts as the Company's EDGAR filing agent. The initial filing of the Form 10 (Accession Number 0000928385-98-000228) was inadvertently made and accepted using the Company's CIK/CCC codes. New Marriott MI, Inc. subsequently made a corrected filing which was accepted (Accession Number 0000928385-98-000234).

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Page 2 - Securities and Exchange Commission - February 20, 1998

        Please have the incorrect filing (Accession Number 0000928385-98-000228) removed from the EDGAR filing system.

        Please advise me (202/383-5110) or my colleague Alyssa Grikscheit (212/326-2290) if any further action is required on our part. We would appreciate your notifying us by telephone (or by fax at 202/383-5414) when the requested deletion has been made.


                                Sincerely,

                                /s/ David G. Pommerening

                                David G. Pommerening
                                of O'MELVENY & MYERS LLP



cc:     W. David Mann, Esq.
            Marriott International, Inc.